UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                              (Amendment No.  1)*


                              Mego Mortgage Corp.

                                (Name of Issuer)


                                 Common Stock

                         (Title of Class of Securities)



                                   585165103
                                 (CUSIP Number)


       Neal J. Wilson, Esq.,1775 Eye Street, N.W. Washington, D.C. 20006
                                  (202) 261-3346

     (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 July 31, 1998

                  (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following
box     / /.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 6 Pages

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON: Emanuel J. Freidman
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

--------------------------------------------------------------------------------
  2
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) / /
                                                                      (b) / /

--------------------------------------------------------------------------------
  3
       SEC USE ONLY



--------------------------------------------------------------------------------
  4
       SOURCE OF FUNDS
       PF
--------------------------------------------------------------------------------
  5
       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
       2(d) or 2(e)                                                      / /


--------------------------------------------------------------------------------
  6
       CITIZENSHIP OR PLACE OF ORGANIZATION
       U.S.A.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   NUMBER OF
    SHARES        7    SOLE VOTING POWER
 BENEFICIALLY
   OWNED BY            6,666,667*
     EACH
   REPORTING
    PERSON
     WITH
             -------------------------------------------------------------------

                  8    SHARED VOTING POWER

                       5,359,116 (1)
               -----------------------------------------------------------------

                  9    SOLE DISPOSITIVE POWER

                       6,666,667*
               -----------------------------------------------------------------

                  10   SHARED DISPOSITIVE POWER

                       5,359,116 (1)
--------------------------------------------------------------------------------

                               Page 2 of 6 Pages

--------------------------------------------------------------------------------
   11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         12,025,783
--------------------------------------------------------------------------------
   12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           / /

-------------------------------------------------------------------------------
   13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         39.34%
--------------------------------------------------------------------------------
   14
         TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

 * The number of shares on the Schedule 13D filed on July 22, 1998 was inadvertently reported as 6,766,667.

(1) Representing common shares which may be deemed to be beneficially owned by Mr. Friedman by virtue of his position as Chairman and Chief Executive Officer of Friedman Billings Ramsey Group, Inc. Mr. Friedman disclaims beneficial ownership of such shares.




                               Page 3 of 6 Pages

ITEM 1.     Security and Issuer.

      This Statement relates to the common stock of Mego Mortgage Corp., having its principal executive office at 1000 Parkwood Circle, Suite 500, Atlanta, GA 30339.

ITEM 2.     Identity and Background.

      This  statement is being filed by Emanuel J. Friedman:

      (a)  Emanuel J. Friedman;

      (b)  1001 19th Street North, Arlington, VA 22209-1710;

      (c) Present principal occupation: Chairman and Chief Executive Officer, Friedman Billings Ramsey Group, Inc.

      (d)-(e) During the last five years, Mr. Friedman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Emanuel J. Friedman is a United States citizen.


Item 3.     Source and Amount of Funds or Other Consideration.

      On June 9, 1998, Mr. Friedman executed a common stock Purchase Agreement with Mego Mortgage Corp. (Mego), which provided for the purchase of 6,666,667 shares of common stock at a purchase price of $1.50 per share. The purchase of the common stock was consummated on June 29, 1998. Mr. Friedman used personal funds to pay the $10,000,000 in consideration paid to Mego pursuant to the Purchase Agreement. The Schedule 13D filed on July 22, 1998 inadvertently reported that Mr. Friedman beneficially owned 100,000 shares of common stock prior to the acquisition on June 29, 1998.

      The common stock shares purchased by Mr. Friedman on June 29, 1998 have full voting rights. The common stock shares, however, have not been registered under the Securities Act of 1933, or any state securities laws and, unless so registered, may only be offered or sold pursuant to an exemption from, or a transaction not subject to, the registration requirements of the Securities Act of 1933 and applicable state securities laws. Pursuant to a Registration Rights Agreement dated June 29, 1998, Mego agreed to file on or before September 16, 1998, a registration statement covering Mr. Friedman's common stock shares and use all reasonable efforts to cause such registration statement to be declared effective on or before the 180th day after the date of issuance.




                              Page 4 of 6 Pages

Item 5.     Interest in Securities of the Issuer.

            (a)-(b) As of June 29, 1998:

            (i) Mr. Friedman: directly beneficially owns 6,666,667 shares of common stock (21.81%); the number of shares on the Schedule 13D filed on July 22, 1998 was inadvertently reported as 6,766,667;

            (ii) Mr. Friedman may be deemed to indirectly beneficially own 5,359,116 shares of common stock by virtue of his "control" position as Chairman and Chief Executive Officer of Friedman Billings Ramsey Group, Inc. ("FBRG") (17.53%); 4,452,307 of those shares are beneficially owned by Friedman Billings Ramsey & Co., Inc., a wholly owned subsidiary of FBRG and a registered broker-dealer; 824,187 of those shares are beneficially owned by FBR Ashton, a Maryland limited partnership; 82,622 of those shares are beneficially owned by FBR Opportunity Fund, Ltd., a Bermuda chartered corporation. FBR Ashton and FBR Opportunity Fund are investment entities. Friedman Billings Ramsey Investment Management, Inc., a wholly owned subsidiary of FBRG and a registered investment adviser, is the discretionary manager of FBR Ashton. FBR Offshore Management, Inc., a wholly owned subsidiary of FBRG and a registered investment adviser, is the discretionary manager of the FBR Opportunity Fund.


      (c) Except for the purchase of 6,666,667 shares of common stock on June 29, 1998, Mr. Friedman has not engaged in any transactions in the last sixty days.

      (d)   None.

      (e)   Not applicable.

                              Page 5 of 6 Pages

     In accordance with Rule 13d-4 of the Securities Exchange Act of 1934, Mr. Friedman expressly disclaims the beneficial ownership of the securities covered by this statement and the filing of this report shall not be construed as an admission by Mr. Friedman that he is the beneficial owner of such securities.


Signature

      After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:  August 10, 1998


                                    ---------------------------------
                                    Emanuel J. Friedman




                          Page 6 of 6 Pages